

MAIL STOP 3561

January 12, 2009

By U.S. Mail and facsimile to (781) 224-4216

Gregory A. Serrao
Chief Executive Officer
American Dental Partners, Inc.
401 Edgewater Place, Suite 430
Wakefield, Massachusetts 01880

> **Re:** **American Dental Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 10, 2008**
> **File No. 000-23363**

Dear Mr. Serrao,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services